Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

LinnCo, LLC:

We consent to the use of our reports dated February 20, 2015, with respect to the balance sheets of LinnCo, LLC as of December 31, 2014 and 2013, and the related statements of operations, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2014, and for the period from April 30, 2012 (inception) to December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas

February 20, 2015